02047170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 2 9 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

CR

CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: July 29, 2002

By: ______________________
Name: Enrique Gonzalez
Title: General Counsel

GRUPO IMSA

Press Release

NYSE BMV

GRUPO IMSA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS
EBITDA to exceed US$100 million

Monterrey, N.L., Mexico – July 10, 2002 – Grupo Imsa (BMV: IMSA; NYSE: IMY) today announced that it expects to post a primary cash flow (EBITDA) in excess of US$100 million in nominal dollars for the second quarter of 2002. This is the highest EBITDA for a single quarter in the Company's history and it compares favorably with an EBITDA of US$68 million for the first quarter of 2002 and of US$81 million for the second quarter of 2001.

All of Grupo Imsa's business segments reported significant quarter-over-quarter increases. IMSA ACERO benefited from a higher sales volume, better prices and of a strict control of costs and operating expenses. For IMSATEC, the second quarter is seasonally much stronger than the first since the results of the segment are closely linked to the US construction industry. This factor, combined with the good results of the recently acquired companies and of other IMSATEC businesses, gave rise to important growth during the quarter. ENERMEX benefited mainly from a higher export volume, while IMSALUM reported increased sales and significant progress with its plan to lower costs and improve efficiency.

Mr. Marcelo Canales, Chief Financial Officer for Grupo Imsa, stated, "We are very pleased to have achieved this record level of EBITDA. We have created a solid base in our core businesses, which will allow us to continue increasing our capacity to generate cash flow. For the third and fourth quarters, we expect to continue posting very positive results." Mr. Canales added, "We expect this growth in EBITDA to translate into a net interest coverage of approximately 10 times."

Grupo IMSA will release second quarter results on July 23.

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:
Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

GRUPO
IMSA

Press Release
Second Quarter 2002

July 23, 2002 NYSE BMV

GRUPO IMSA ANNOUNCES SECOND QUARTER 2002 RESULTS
EBITDA GROWS TO A RECORD LEVEL OF US$105 MILLION

Monterrey, Mexico, July 23, 2002 - Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the second quarter of 2002. Unless otherwise stated, all figures are presented in millions of June 30, 2002 pesos (Ps), or in millions of nominal U.S. dollars[1] (US$).

- In nominal dollars, both revenues and EBITDA reached their maximum level for a quarter in the Company's history.
- Second quarter revenues in nominal dollar terms rose year-over-year by 31.8% to **US$712**, and in peso terms by 29.4% to **Ps 6,818**.
- IMSA ACERO's sales volume for the second quarter grew 30.2% year-over-year.
- In the second quarter, ENERMEX's sales volume increased by 9.5% compared with the same quarter of 2001.
- Second quarter EBITDA in nominal dollar terms totaled **US$105**, 29.1% above the same period of the previous year; in peso terms, EBITDA rose year-over-year by 23.3%.
- Interest coverage defined as EBITDA divided by net interest expense rose to 9.6 times in the second quarter of 2002, while interest coverage defined as EBITDA divided by gross interest expense reached 9.0 times.
- During the quarter, Grupo Imsa acquired certain assets of Pinole Point Steel; these assets consist mainly of a galvanized and painted steel plant in Richmond, California.
- At the end of May, Grupo Imsa successfully placed two issues of *certificados bursatiles* (peso bonds) totaling one billion Mexican pesos.
- Capacity closures, new import tariffs on steel products and a recovery in demand have resulted in an increase in steel prices in the United States, as well as on a global level, including in Mexico.

[1] Nominal dollars result from the translation of nominal pesos using the average exchange rate of each month.

Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa, explained: "The results of the second quarter of 2002 were very superior to those of the same quarter of the previous year and of the first quarter of this year. Second-quarter results benefited from higher sales volumes, increased prices and a reduction in operating expenses as a percent of sales. Grupo Imsa has been working to strengthen the base of its businesses by making strategic investments and acquisitions, which have placed us in a very solid position to capitalize on economic growth. Moving forward, we expect to continue posting excellent results."

See note for presentation criteria.[1]

SALES

Net sales for the quarter were US$712, representing increases of 31.8% over the second quarter of 2001 (2Q01) and of 25.8% over the first quarter of 2002 (1Q02). In peso terms, net sales for 2Q02 totaled Ps 6,818, representing rises of 29.4% over 2Q01 and 26.2% over 1Q02. This revenue growth was a consequence of increased sales volumes for Grupo Imsa's different business segments and higher prices of certain products, especially those related to steel.

For 2Q02, domestic sales amounted to Ps 3,096, representing increases of 7.0% over 2Q01 and 12.3% over 1Q02. Foreign sales for 2Q02 totaled Ps 3,722, representing increases of 56.8% over 2Q01 and of 40.7% over 1Q02. Foreign sales for the quarter represented 54.6% of total net sales.

The following is a breakdown by business segment for the quarter:


IMSATEC
28%
IMSA ACERO
47%
IMSALUM
10%
ENERMEX
15%

[1] Second quarter 2002 (2Q02) inflation was 1.2%, resulting in an inflation rate of 4.9% for the last twelve months. The Mexican peso depreciated against the U.S. dollar by 10.7% during 2Q02, and by 10.4% during the last twelve months. The exchange rate used as of the end of 2Q02 was 9.9998 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.
In compliance with Bulletin B-15, "Foreign Currency Translation of Foreign Currency Financial Statements," the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa's subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of June 2001 - June 2002 was 1.0625 and for the three-month period of March 2002 – June 2002 it was 1.0495.

Sales	2Q02	1Q02	2Q01	Ac.02	Ac.01
IMSA ACERO	Ps 3,174	Ps 2,436	Ps 2,526	Ps 5,610	Ps 5,070
ENERMEX	1,031	839	985	1,870	1,771
IMSATEC	1,912	1,511	1,039	3,423	2,041
IMSALUM	702	617	718	1,319	1,453
TOTAL[1]	Ps 6,818	Ps 5,403	Ps 5,267	Ps 12,221	Ps 10,335
TOTAL US$ avg.[2]	712	566	540	1,278	1,035

EBITDA

EBITDA for 2Q02 totaled US$105, representing increases of 29.1% compared with 2Q01 and of 53.7% versus 1Q02. EBITDA for the quarter in peso terms was Ps 986, 23.3% above 2Q01 and 49.8% above 1Q02.

EBITDA contribution per business segment in 2Q02 was as follows:


IMSATEC
18%
IMSALUM
6%
ENERMEX
17%
IMSA ACERO
59%

EBITDA	2Q02	1Q02	2Q01	Ac.02	Ac.01
IMSA ACERO	Ps 607	Ps 411	Ps 493	Ps 1,018	Ps 930
ENERMEX	174	159	189	333	325
IMSATEC	181	79	108	259	208
IMSALUM	63	39	41	102	99
Corporate	(39)	(30)	(31)	(68)	(58)
TOTAL	Ps 986	Ps 658	Ps 800	Ps 1,644	Ps 1,504
TOTAL US$ avg.[2]	105	68	81	173	151
EBITDA margin	14.5%	12.2%	15.2%	13.5%	14.6%

OPERATING INCOME

Operating income in nominal dollar terms for 2Q02 totaled US$75, representing increases of 34.4% over 2Q01 and 92.6% over 1Q02. Operating income for 2Q02 in peso terms was Ps 702, representing increases of 26.9% over 2Q01 and of 85.7% over 1Q02. Grupo Imsa's operating margin for the quarter was 10.3%, compared with 10.5% for 2Q01 and 7.0% for 1Q02.

The increase in IMSA ACERO's operating margin, both compared with 2Q01 and with 1Q02, reflects higher sales volumes, increased prices for most of its products (particularly compared

[1] The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

[2] Current pesos translated at the average dollar exchange rate of each month.

with 1Q02), a reduction in operating expenses as a percent of sales, and costs being relatively stable as a result of the company's successful strategy for purchasing raw materials.

The main reasons for the decline in ENERMEX's operating margin compared with 2Q01 were a reduction in the sales volume and prices in Argentina, and a change in the sales mix to include a higher proportion of products with lower margins. The growth in operating income compared with 1Q02 reflects an increased sales volume in North America because of the seasonality of demand. In 2Q02 there was a significant reduction in operating expenses as a percent of sales, reflecting the company's efforts in this area. These efforts are expected bring further reductions in operating expenses in the next two quarters.

IMSATEC's operating income grew compared to 2Q01 and 1Q02, mainly as a consequence of the segment beginning to consolidate the results of VP Buildings in October 2001. This company's sales now represent more than 50% of IMSATEC's revenues. Companies operating in the metal building industry in the United States usually generate most of their income in the second and third quarters of the year, so the important growth in the profits of VP Buildings and IMSATEC during 2Q02 is consistent with this trend. In addition, other businesses in the segment, such as Stabilit and Metl-Span, posted outstanding results this quarter. The purchase of VP Buildings has made IMSATEC's business more seasonal, since the U.S. construction industry is significantly more active in the second and third quarters of the year.

IMSALUM's operating income improved because of the company's efforts to reduce costs through programs aimed at raising efficiency, such as 6-Sigma. Efficiency gains have resulted in an increase in the capacity to smelt aluminum scrap and a reduction in the level of waste, which have in turn resulted in lower costs for the company's main raw materials. IMSALUM also benefited from the increased economic activity in the United States and Mexico this quarter, and the depreciation of the Mexican peso vis-à-vis the U.S. dollar as almost all sales are linked to the dollar, while a significant part of costs are denominated in pesos.

INTEGRAL FINANCING COST

Integral financing cost for 2Q02 was Ps 847, compared with an income of Ps 257 in 2Q01 and of Ps 158 in 1Q02. The main reason for the change in the integral result of financing was a foreign exchange loss, reflecting the depreciation of the Mexican peso by 10.7% vs. the U.S. dollar, as the exchange rate moved from 9.0298 pesos per dollar in March 2002 to 9.9998 pesos per dollar in June 2002, compared with appreciations of the peso versus the dollar of 5.0% in 2Q01 and 1.5% in 1Q02.

Interest expense decreased significantly year-over-year, reflecting the decline in the Libor interest rate and the Company having contracted debt with lower spreads over Libor. For the coming quarter and for as long as interest rates in the United States remain stable, the Company expects to continue to benefit from a low interest expense.

Integral Financing Cost (Income)	2Q02	1Q02	2Q01	Ac.02	Ac.01
Interest expense	Ps 110	Ps 98	Ps 173	Ps 208	Ps 385
Interest income	(7)	(23)	(25)	(30)	(44)
Foreign exchange loss (gain)	792	(66)	(333)	726	(343)
Gain from monetary position	(48)	(167)	(72)	(215)	(165)
Integral financing cost (income)	Ps 847	Ps (158)	Ps (257)	Ps 689	Ps (167)

MAJORITY NET INCOME

For 2Q02, the Majority Net Income was Ps 6, compared with an income of Ps 561 for 2Q01 and of Ps 389 for 1Q02. Despite the significant growth in operating income for 2Q02, the large foreign exchange loss for the quarter resulted in an integral financing cost of Ps 847, compared with an integral financing income for the same period of 2001 and for 1Q02. Consequently, the decrease in Net Income for 2Q02 is a product of accounting procedures, reflecting the 10.7% devaluation of the Mexican peso versus the U.S. dollar this quarter.

On January 1, 2002, the Mexican Government enacted changes to the Income Tax Law. The effect of these changes on the calculation of deferred taxes is a decrease in the Company's deferred tax liability of Ps 100. In accordance with Bulletin D-4, this amount is presented in the income statement as of June 30, 2002 as a reduction of deferred income tax.

Majority Net Income	2Q02	1Q02	2Q01	Ac.02	Ac.01
Majority net income	Ps 6	Ps 389	Ps 561	Ps 395	Ps 817
Majority net income per equity unit	Ps 0.01	Ps 0.69	Ps 1.00	Ps 0.70	Ps 1.45
Majority net income per ADS	US$ 0.04	US$ 0.65	US$ 0.85	US$ 0.70	US$ 1.24

As of June 30, 2002, Grupo Imsa had 2,815.1 million shares outstanding, equivalent to 563,023,158 equity units and 62,558,129 ADSs.

FINANCIAL POSITION

Interest bearing debt, net of cash, as of June 30, 2002 was US$896, US$63 more than the figure reported as of March 30, 2002. This upswing was largely a consequence of the acquisition of Pinole Point Steel and of a growth in working capital reflecting the rise in sales volumes and in prices in the steel market which in turn increased accounts receivable. It should be noted that Enertec México, the entity created from the joint venture with Johnson Controls in Mexico, consolidates 100% of its debt in the Grupo Imsa balance sheet. As of June 30, 2002, Enertec México had debt of US$155, 49% of which corresponds to Johnson Controls' stake in the company.

Interest coverage defined as EBITDA divided by net interest expense improved substantially from 5.4 times in 2Q01 to 9.6 times in 2Q02, while interest coverage defined as EBITDA divided by gross interest expense reached 9.0 times in 2Q02.

As of June 30, 2002, the Company had a current ratio of 1.74 times. Total debt-to-equity ratio on June 30, 2002 was 0.74.

Financial Results by Segment

IMSA ACERO

2Q02 sales volume was 567 thousand tonnes, representing increases of 30.2% over 2Q01 and 23.6% over 1Q02. Domestic shipments for the quarter totaled 397 thousand tonnes, representing upswings of 29.7% over 2Q01 and of 19.8% versus 1Q02. Foreign volume amounted to 170 thousand tonnes for 2Q02, representing growths of 31.3% over 2Q01 and of 33.5% versus 1Q02. The quarter-over-quarter growth in domestic sales volume reflects increases in the volume of most of IMSA ACERO's products, particularly resulting from an important penetration of high specification markets such as the automotive sector. Sales to clients in the United States increased quarter-over-quarter due to the second quarter being seasonally more active, the market being more orderly and better pricing.

Net sales for 2Q02 reached Ps 3,174, representing increases of 25.7% over 2Q01 and of 30.3% over 1Q02. This growth reflects a rise in sales volume, higher average prices in 2Q02 (especially compared with 1Q02) and a change in the product mix towards higher value added products. Foreign sales represented 36.8% of total revenues in 2Q02.

Operating income was Ps 420, representing increases of 32.1% over 2Q01 and of 84.2% versus 1Q02. 2Q02 operating margin was 13.2%, compared with operating margins of 12.6% for 2Q01 and of 9.4% for 1Q02. EBITDA for 2Q02 was Ps 607, representing growths of 23.1% with respect to 2Q01 and of 47.7% versus 1Q02. In dollar terms, EBITDA grew 29.5% year-over-year and 50.1% quarter-over-quarter to US$64.

The upswing in operating margin both year-over-year and quarter-over-quarter reflects increased prices for most of this business's products (especially compared with 1Q02), a greater sales volume, a change in sales mix towards higher value added products and a reduction in operating expenses as a percent of sales. An important part of the price increase of 2Q02 was made in June and will not be fully reflected until the coming quarters. In addition, IMSA ACERO benefited from a successful raw material purchasing strategy which kept costs relatively stable during the quarter.

IMSA ACERO's sales volume and the prices of most of its products are expected to rise further in the third quarter of the year. Capacity closures, the coming into effect of import tariffs on steel products resulting from Section 201, and a recovery in demand have resulted in an upswing in steel prices in the United States, followed by the rest of the global market. Prices continued to rise in 2Q02, but have recently begun to stabilize in the United States. In Mexico, additional price increases are expected for the third quarter, as the market adjusts to the price hikes in the United States.

At the end of 2001, the assets of IMSA Building Products, which had been part of IMSA ACERO, were transferred to IMSATEC, and the name of the company was changed to ASC Profiles. To make information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

ENERMEX

ENERMEX'S 2Q02 sales volume reached 5.8 million batteries, representing increases of 9.5% over 2Q01 and of 33.5% versus 1Q02. The year-over-year growth in volume was mainly a consequence of the incorporation of new accounts in North America in mid-year 2001. The quarter-over-quarter upswing was largely due to the fact that the second quarter of the year is seasonally stronger than the first and the company has continued to gain share in its main markets. Year-over-year, foreign shipments grew by 11.2% in 2Q02, while domestic shipments were up 4.7%.

ENERMEX posted revenues of Ps 1,031 for 2Q02, an increase of 4.7% over 2Q01 and of 22.9% versus 1Q02 as a consequence of a higher sales volume. In 2Q02, foreign sales represented 61.4% of total revenues.

Operating income for 2Q02 was Ps 142, a decrease of 8.4% from 2Q01, but an increase of 14.5% versus 1Q02. The operating margin for the quarter was 13.8%, compared with 14.8% for 2Q01 and 15.7% for 1Q02. EBITDA for the quarter totaled Ps 174, 7.9% lower than 2Q01 but 9.4% higher than 1Q02. In dollar terms, EBITDA fell 2.2% year-over-year but grew 15.1% quarter-over-quarter, to US$19.

The main reasons for the year-over-year decline in operating margin were lower sales volumes and prices in Argentina, and a change in the sales mix to include a higher proportion of products with lower margins. The quarter-over-quarter growth in operating income reflects a rise in sales volume in North America because of the seasonality of demand in that market. For 2Q02 there was a significant reduction in operating expenses as a percent of sales as a result of the company's efforts to reduce costs. These efforts are expected to produce further reductions in operating expenses over the rest of the year.

IMSATEC

IMSATEC's 2Q02 revenues totaled Ps 1,912, representing increases of 84.0% over 2Q01 and of 26.5% versus 1Q02. The quarter-over-quarter growth reflects the seasonality of the construction industry, with the second quarter being more active than the first, as well as increased economic activity. The year-over-year upswing is largely a result of the consolidation of VP Buildings as of the fourth quarter of 2001. Foreign sales amounted to 79.3% of total sales for 2Q02.

Operating income totaled Ps 136 in 2Q02, representing increases of 54.5% from 2Q01 and of 277.8% from 1Q02. Operating margin for the quarter was 7.1%, compared with 8.5% for 2Q01 and 2.4% in 1Q02. EBITDA for the quarter was Ps 181, representing increases of 67.6% over 2Q01 and of 129.1% with respect to 1Q02. In dollar terms, EBITDA grew 70.5% year-over-year and 130.0%% quarter-over-quarter to US$19.

IMSATEC's operating income rose both year-over-year and quarter-over-quarter mainly as a consequence of the business beginning to consolidate the results of VP Buildings in October 2001. This company now represents more than 50% of IMSATEC's revenues. Companies operating in the metal building industry in the United States usually generate most of their income in the second and third quarters of the year, and this was reflected in a significant growth in the profits of VP Buildings and IMSATEC in 2Q02. In addition, other businesses in this segment, such as Stabilit and Metl-Span, posted outstanding results this quarter. The purchase of VP Buildings has made IMSATEC's business more seasonal, since the U.S. construction industry is significantly more active in the second and third quarters of the year.

At the end of 2001, the assets of IMSA Building Products, which had been part of IMSA ACERO, were transferred to IMSATEC, and the name of the company was changed to ASC Profiles. With this transfer, IMSATEC now operates the business that is directed to offering integral solutions to the construction industry. To make information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

IMSALUM

IMSALUM's revenues totaled Ps 702 for 2Q02, a decline of 2.2% from 2Q01, but an increase of 13.8% over 1Q02. The quarter-over-quarter growth in sales reflects the seasonality of this business, with the second quarter being more active than the first, increased economic activity in the United States and Mexico, and the depreciation of the Mexican peso vis-à-vis the U.S. dollar as almost all this business's sales are denominated in dollars. Foreign sales represented 57.4% of total sales for 2Q02.

Operating income for 2Q02 was Ps 50, representing increases of 78.6% over 2Q01 and of 92.3% versus 1Q02. Operating margin for the quarter was 7.1%, compared with operating margins of 3.9% for 2Q01 and 4.2% for 1Q02. IMSALUM's 2Q02 EBITDA was Ps 63, representing growths of 53.7% over 2Q01 and of 61.5% from 1Q02. In dollar terms, EBITDA rose 64.5% year-over-year and 65.8% quarter-over-quarter to US$7.

IMSALUM's operating income improved because of the company's efforts to reduce costs through programs aimed at raising efficiency, such as 6-Sigma. Efficiency gains have resulted in an increase in the capacity to smelt aluminum scrap and a reduction in the level of waste, which have in turn resulted in lower costs for the company's main raw materials. IMSALUM also benefited from the increased economic activity in the United States and Mexico, and the depreciation of the Mexican peso vis-à-vis the U.S. dollar as almost all sales are linked to the U.S. dollar, while an important part of costs are denominated in pesos. In addition, more high value added products are being manufactured in Mexico, resulting in lower costs.

In the coming quarters, the company will continue to work with 6-Sigma, a system that has given very good results so far, and to identify areas of opportunity to reduce costs and expenses and increase sales. IMSALUM has sufficient operating capacity to capitalize on an economic recovery in the United States and Mexico, as well as on opportunities to penetrate new markets.

Corporate Developments

In June, Grupo Imsa formalized an agreement with Material Sciences Corporation (MSC) to acquire certain assets of MSC Pinole Point Steel, Inc. and of MSC Pre-Finish Metals (PP), Inc. ("Pinole Point Steel") for US$26 plus part of the working capital. The assets acquired from Pinole Point Steel consist mainly of a galvanized and painted steel plant in Richmond, California that serves the U.S. construction industry. The plant's production capacity totals 300 thousand short tons for galvanizing steel and 150 thousand short tons for painting steel. Steelscape is currently operating at full steel-painting capacity, so the new plant will contribute greatly to improving its product mix.

Mr. Santiago Clariond, CEO of IMSA ACERO, said, "This plant will be incorporated into Steelscape's operations, thus creating important synergies, while strengthening our presence in the United States. The acquisition of these assets will enable IMSA ACERO to compete better in this attractive and growing market." Mr. Clariond added: "This acquisition is in line with our strategy of expanding our business geographically through high value added products such as prepainted steel, where we have developed an expertise over the past 40 years."

At the end of May, Grupo Imsa successfully placed two issues of *certificados bursatiles* (peso bonds) totaling one billion Mexican pesos. These placements are part of a bond program for issuing up to three billion Mexican pesos that was set up on May 24 with the *Comisión Nacional Bancaria y de Valores* (Mexican National Banking and Securities Commission). The program will remain valid for four years, during which time the Company is entitled to make several different placements.

One of the bond issues was for Ps 700 at a fixed interest rate of 10.22%, while the other issue for Ps 300 bears an interest rate of 115 basis points over six-month CETES. Both issues mature in five years and are payable in one installment. Standard & Poor's and Fitch gave a credit rating of AA to these bond issues.

Since Grupo Imsa's revenues are closely tied to the U.S. dollar, the Company used a swap to convert the total amount of these issues to US$104.4 bearing interest at a rate of 116 basis points over six-month LIBOR.

Mr. Marcelo Canales, Chief Financial Officer for Grupo Imsa, stated, "This transaction is very important since it has enabled us to extend the life of our debt and reduce its cost, while at the same time diversifying our sources of financing. Placing the issues in Mexican pesos and then converting them to U.S. dollars through a swap has given us a competitive financing cost." Mr. Canales added: "One of our most important commitments to our creditors and shareholders is to ensure that Grupo Imsa continues to have the solid financial position it has had for more than 65 years. This is confirmed by our second quarter net interest coverage, which rose to 9.6 times."

* * *

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

This document contains forward-looking statements within the meaning of Section 27A of the Securities Acts of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates.

TABLES TO FOLLOW

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of Mexican pesos of
purchasing power as of June 30, 2002)

ASSETS	June 2002	December 2001
Current:		
Cash and cash equivalents	470	507
Accounts receivable-trade, net	4,276	3,487
Inventories	4,275	5,260
Other current assets	953	915
	9,974	10,169
Investment in associated companies	116	91
Property, plant and equipment, net	17,340	16,743
Other assets, net	1,062	1,106
Excess of cost over fair value of net assets acquired of subsidiaries	945	991
TOTAL ASSETS	29,437	29,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current:		
Current portion of long-term debt	1,382	1,151
Bank loans	217	262
Accounts payable-trade	2,310	3,035
Advances from clients	97	276
Other accounts payable and accrued liabilities	1,723	1,169
	5,729	5,893
Lont-term debt	7,827	7,208
Deferred taxes	2,535	2,826
Other long-term liabilities	339	287
	10,701	10,321
TOTAL LIABILITIES	16,430	16,214
Excess of fair value of net assets acquired over cost of subsidiaries	345	570
Stockholder's equity:		
Common stock	4,647	4,647
Additional paid-in capital	2,724	2,724
Reserve for repurchase of own shares	135	135
Retained earnings	13,630	13,426
Insufficiency in capital restatement	(6,070)	(6,198)
Initial effect of deferred taxes	(3,398)	(3,398)
Mayority interest	11,668	11,336
Minority interest	994	980
TOTAL STOCKHOLDERS' EQUITY	12,662	12,316
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	29,437	29,100

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power as of June 30, 2002)

	2Q02	1Q02	2Q01	Ac.02	Ac.01	% Change 2Q02/2Q01	% Change 2Q02/1Q02	% Change Ac.02/ Ac.01
NET SALES	6,818	5,403	5,267	12,221	10,335	29.4%	26.2%	18.2%
Domestic Sales	3,096	2,758	2,894	5,854	5,799	7.0%	12.3%	0.9%
Foreign Sales	3,722	2,645	2,373	6,367	4,536	56.8%	40.7%	40.4%
COST OF SALES	5,328	4,285	4,033	9,613	7,974	32.1%	24.3%	20.6%
OPERATING EXPENSES	788	740	681	1,528	1,353	15.7%	6.5%	12.9%
OPERATING INCOME	702	378	553	1,080	1,008	26.9%	85.7%	7.1%
Financial expenses	110	98	173	208	385	-36.4%	12.2%	-46.0%
Interest income	-7	-23	-25	-30	-44	-72.0%	-69.6%	-31.8%
Foreign exchange loss (gain)	792	-66	-333	726	-343			
Gain from monetary position	-48	-167	-72	-215	-165	-33.3%	-71.3%	30.3%
INTEGRAL FIN. COST, NET	847	-158	-257	689	-167			
Other income, net	-47	-44	-81	-91	-155	-42.0%	6.8%	-41.3%
INCOME BEFORE TAXES AND EMPLOYEE'S PROFIT SHARING	-98	580	891	482	1,330			-63.8%
PROVISIONS FOR:								
Income taxes	-125	144	258	19	400			-95.3%
Employees' profit sharing	23	20	23	43	41	0.0%	15.0%	4.9%
CONSOLIDATED NET INCOME	4	416	610	420	889	-99.3%	-99.0%	-52.8%
Net income of minority interest	-2	27	49	25	72			-65.3%
Net income of majority interest	6	389	561	395	817	-98.9%	-98.5%	-51.7%

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of Mexican pesos of
purchasing power as of June 30, 2002)

	June 2002	December 2001
OPERATING ACTIVITIES:		
CONSOLIDATED NET INCOME	420	1,697
ITEMS NOT (GENERATING) REQUIRING RESOURCES:		
Depreciation and amortization	556	1,021
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	(195)	(365)
Other	(290)	143
	491	2,496
CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:		
Accounts receivable-trade	(789)	337
Inventories	884	298
Other current assets	(38)	(239)
Accounts payable-trade	(725)	186
Advances from clients	(179)	16
Other accounts payable and accrued liabilities	554	(195)
	(293)	403
RESOURCES GENERATED FROM OPERATING ACTIVITIES	198	2,899
FINANCING ACTIVITIES:		
Payments of short-term bank loans	186	112
Proceeds from borrowings from banks and issuance of long-term debt	619	(479)
Dividends paid	(192)	(163)
Others	41	(95)
RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	654	(625)
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(863)	(1,195)
Acquisition of companies and minority interest	-	(1,169)
Other assets	(26)	-
RESOURCES USED IN INVESTING ACTIVITIES	(889)	(2,364)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(37)	(90)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	507	597
CASH AND CASH EQUIVALENTS AT END OF PERIOD	470	507

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES
(Millions of Mexican pesos of purchasing power as of June 30, 2002)

	2Q02	1Q02	2Q01	Ac.02	Ac.01	2Q02/2Q01	2Q02/1Q02	Ac.02/Ac.01
IMSA ACERO								
DOMESTIC SALES	2,005	1,663	1,726	3,668	3,449	16.2%	20.6%	6.3%
FOREIGN SALES	1,169	773	800	1,942	1,621	46.1%	51.2%	19.8%
% Export/Sales	36.8%	31.7%	31.7%	34.6%	32.0%			
NET SALES	3,174	2,436	2,526	5,610	5,070	25.7%	30.3%	10.7%
COST OF SALES	2,509	1,991	1,980	4,499	4,021	26.7%	26.0%	11.9%
OPERATING EXPENSES	245	217	228	463	463	7.5%	12.9%	0.0%
OPERATING INCOME	420	228	318	648	586	32.1%	84.2%	10.6%
OPERATING MARGIN	13.2%	9.4%	12.6%	11.6%	11.6%			
EBITDA	607	411	493	1,018	930	23.1%	47.7%	9.5%
EBITDA MARGIN	19.1%	16.9%	19.5%	18.1%	18.3%			
ENERMEX								
DOMESTIC SALES	398	444	444	842	888	-10.4%	-10.4%	-5.2%
FOREIGN SALES	633	395	541	1,028	883	17.0%	60.3%	16.4%
% Export/Sales	61.4%	47.1%	54.9%	55.0%	49.9%			
NET SALES	1,031	839	985	1,870	1,771	4.7%	22.9%	5.6%
COST OF SALES	758	567	678	1,325	1,214	11.8%	33.7%	9.1%
OPERATING EXPENSES	131	148	152	279	299	-13.8%	-11.5%	-6.7%
OPERATING INCOME	142	124	155	266	258	-8.4%	14.5%	3.1%
OPERATING MARGIN	13.8%	14.8%	15.7%	14.2%	14.6%			
EBITDA	174	159	189	333	325	-7.9%	9.4%	2.5%
EBITDA MARGIN	16.9%	19.0%	19.2%	17.8%	18.4%			
IMSATEC								
DOMESTIC SALES	395	332	390	727	764	1.3%	19.0%	-4.8%
FOREIGN SALES	1,517	1,179	649	2,696	1,277	133.7%	28.7%	111.1%
% Export/Sales	79.3%	78.0%	62.5%	78.8%	62.6%			
NET SALES	1,912	1,511	1,039	3,423	2,041	84.0%	26.5%	67.7%
COST OF SALES	1,512	1,233	790	2,745	1,567	91.4%	22.6%	75.2%
OPERATING EXPENSES	264	242	161	506	310	64.0%	9.1%	63.2%
OPERATING INCOME	136	36	88	172	164	54.5%	277.8%	4.9%
OPERATING MARGIN	7.1%	2.4%	8.5%	5.0%	8.0%			
EBITDA	181	79	108	259	208	67.6%	129.1%	24.5%
EBITDA MARGIN	9.5%	5.2%	10.4%	7.6%	10.2%			
IMSALUM								
DOMESTIC SALES	299	319	335	618	697	-10.7%	-6.3%	-11.3%
FOREIGN SALES	403	298	383	701	756	5.2%	35.2%	-7.3%
% Export/Sales	57.4%	48.3%	53.3%	53.1%	52.0%			
NET SALES	702	617	718	1,319	1,453	-2.2%	13.8%	-9.2%
COST OF SALES	549	495	586	1,044	1,172	-6.3%	10.9%	-10.9%
OPERATING EXPENSES	103	96	104	199	209	-1.0%	7.3%	-4.8%
OPERATING INCOME	50	26	28	76	72	78.6%	92.3%	5.6%
OPERATING MARGIN	7.1%	4.2%	3.9%	5.8%	5.0%			
EBITDA	63	39	41	102	99	53.7%	61.5%	3.0%
EBITDA MARGIN	9.0%	6.3%	5.7%	7.7%	6.8%			

SALES VOLUME

	2Q02	1Q02	2Q01	Ac.02	Ac.01
STEEL PROCESSING					
IMSA ACERO (Tonnes)					
Domestic Sales Volume	396,914	331,222	305,989	728,136	614,409
Export and Foreign Subsidiaries Sales Volume	169,930	127,243	129,420	297,173	256,794
TOTAL IMSA ACERO	566,844	458,465	435,409	1,025,309	871,203

	2Q02	1Q02	2Q01	Ac.02	Ac.01
AUTOMOTIVE BATTERIES (1)					
ENERMEX (000 Units)					
Mexico					
Domestic Market	1,412	1,417	1,348	2,829	2,739
Exports	2,927	1,292	1,614	4,218	2,591
Total (2)	4,339	2,709	2,962	7,047	5,330
Foreign Subsidiaries (3)	1,492	1,660	2,361	3,152	3,895
TOTAL ENERMEX	5,831	4,369	5,323	10,199	9,225

	2Q02	1Q02	2Q01	Ac.02	Ac.01
IMSALUM					
Aluminum (Tonnes)					
TOTAL ALUMINUM	12,230	11,226	11,982	23,456	23,713

(1) Includes 100% of the sales volume of the joint venture with Johnson Controls and Varta.
(2) 100% of this volume is consolidated in Enermex financial statements.
(3) 50% of this volume is consolidated in Enermex financial statements.

Selected Financial Information
Income Statement
US$ Millions[1]

	2Q02	1Q02	2Q01	Ac.02	Ac.01
Net Sales					
IMSA ACERO	334	254	269	588	525
ENERMEX	112	88	99	200	176
IMSATEC	193	159	110	352	209
IMSALUM	73	64	74	137	146
Grupo IMSA[2]	712	566	540	1,278	1,035
Operating Income					
IMSA ACERO	45	24	32	68	57
ENERMEX	15	13	16	28	27
IMSATEC	14	4	9	18	16
IMSALUM	5	3	3	8	7
Grupo IMSA[2]	75	39	56	114	101
EBITDA					
IMSA ACERO	64	43	50	107	92
ENERMEX	19	16	19	35	33
IMSATEC	19	8	11	27	21
IMSALUM	7	4	4	11	10
Grupo IMSA[2]	105	68	81	173	151
Majority Net Income					
Grupo IMSA	3	41	53	43	78

(1) Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.

(2) The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.